# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SK hynix Inc., CIK 0002120882
CUSIP: 78392B206
Title of class of securities: Common shares, par value Won 5,000 per share
Address of issuer's principal executive offices: 2091, Gyeongchung-daero, Bubal-eup, Icheon, Korea Republic Of (M5), 17336
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001910627

## Reporting persons
- SK square Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 146,100,000; shared voting power 0; sole dispositive power 146,100,000; shared dispositive power 0; aggregate amount beneficially owned 146,100,000 (20% of the class)
  Comment: This CUSIP number 78392B 206 applies to the American Depositary Shares (the "ADSs") of SK hynix Inc., each representing one-tenth of a common share, par value Won 5,000 per share ("Common Shares"). No CUSIP number has been assigned to the Common Shares.

## Item 1. Issuer
Name of issuer: SK hynix Inc.
Address of issuer's principal executive offices: 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336, Korea

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by SK square Co., Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: 65, Eulji-ro, Jung-gu, Seoul 04539, Korea
Citizenship: See the response to row 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page, the entirety of which consists of Common Shares directly held by the Reporting Person. The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 728,865,500 Common Shares outstanding immediately after the offering, as reported by the Issuer in its prospectus filed with the U.S. Securities and Exchange Commission on July 10, 2026 pursuant to Rule 424(b)(4) of the U.S. Securities Act of 1933, as amended.
Percent of class: 20.0
Sole power to vote or to direct the vote: See the response to row 5 of the cover page.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SK square Co., Ltd.: /s/ Joongsuk Oh, Joongsuk Oh/Vice President (11/13/2026)